                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       DONALDSON, LUFKIN & JENRETTE, INC.
                                (Name of Issuer)

                      COMMON STOCK OF THE SERIES DESIGNATED
            DONALDSON, LUFKIN & JENRETTE, INC, -- DLJ COMMON STOCK,
                            PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    257661108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

           DAVID FRICK, ESQ.                JOSEPH T. MCLAUGHLIN, ESQ.
          CREDIT SUISSE GROUP            CREDIT SUISSE FIRST BOSTON, INC.
       PARADEPLATZ 8, P.O. BOX 1                11 MADISON AVENUE
      CH-8070 ZURICH, SWITZERLAND            NEW YORK, NEW YORK 10010
             41-1-212-1616                        (212) 325-2000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    COPY TO:
                             DAVID W. HELENIAK, ESQ.
                               CLARE O'BRIEN, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 848-4000

                                 AUGUST 30, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties t whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         257661108

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     :
                     (b)     :
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e). :

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    Switzerland
--------------------------------------------------------------------------------
    NUMBER OF                  7      Sole Voting Power
     SHARES                           0
  BENEFICIALLY                 -------------------------------------------------
     OWNED BY                  8      Shared Voting Power
      EACH                            90,445,000
   REPORTING                   -------------------------------------------------
     PERSON                    9      Sole Dispositive Power
      WITH                            0
                               -------------------------------------------------
                               10     Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 90,445,000 shares of Common Stock

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   70.63%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)  CO

--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock of the series designated Donaldson, Lufkin & Jenrette, Inc. - DLJ Common Stock, par value $0.10 per share (the "Company Common Stock"), of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation (the "Issuer" or "DLJ") with its principal executive offices located at 277 Park Avenue, New York, New York 10172.

ITEM 2.       IDENTITY AND BACKGROUND.

         The person listed in number 1 below is the person filing this statement.

1.       a.   Credit Suisse Group ("CSG") is a corporation organized under the laws of Switzerland.

         b.   The address of the principal executive offices of CSG is:
              Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland.

         c. Credit Suisse Group is a Swiss corporation, and is one of the world's largest global financial service companies. Through its subsidiaries, CSG is active in investment banking, private banking, asset management, general insurance, life and pension insurance, as well as domestic banking for corporate and individual clients within Switzerland, e-business and financial services for affluent investors in Europe.

         d. During the last five years, CSG has not been convicted in any criminal proceeding.

         e. During the last five years, CSG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of CSG is set forth on Schedule I attached hereto. Except as indicated, all of the directors and executive officers of CSG are citizens of Switzerland. During the last five years, to the knowledge of CSG, no person named on Schedule I has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 30, 2000, CSG entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with AXA, a corporation organized under the laws of France, AXA Financial, Inc., a Delaware corporation, The Equitable Life Assurance Society of the United States, a New York corporation, and AXA Participations Belgium, a Belgian corporation (the "Stockholders").

Pursuant to the Stock Purchase Agreement, CSG agreed to acquire approximately 30% of the shares of Company Common Stock held by the Stockholders at a purchase price of $90.00 per share and the remaining 70% of the shares of Company Common Stock held by the Stockholders in exchange for .4018 shares of registered shares, nominal value CHF 20 per share, of CSG for each share of Company Common Stock held by the Stockholders.

         On August 30, 2000, CSG, Diamond Acquisition Corp., a Delaware corporation ("Purchaser"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser, on September 8, 2000, offered to purchase all the outstanding shares of Company Common Stock of the Issuer (the "Offer"), at a purchase price of $90.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2000 (the "Offer to Purchase"). Each Stockholder has agreed pursuant to the Stock Purchase Agreement not to tender any of such Stockholder's shares of Company Common Stock into the Offer.

         Pursuant to the Stock Purchase Agreement, each of the Stockholders irrevocably constituted and appointed CSG and each of its officers, from and after August 30, 2000 and until the earlier to occur of the closing of the transactions contemplated by the Stock Purchase Agreement and the termination of the Stock Purchase Agreement, as such Stockholder's attorney, agent and proxy (such constitution and appointment, the "Irrevocable Proxy"), with full power of substitution, to vote such Stockholder's shares of Company Common Stock (with respect to each Stockholder, the "Shares") at any meeting of the stockholders of the Issuer, however called, and in any action by consent of the stockholders of the Issuer, (i) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Issuer under the Merger Agreement (whether or not theretofore terminated) or of the Stockholders contained in the Stock Purchase Agreement, and (ii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal (as defined in the Stock Purchase Agreement) that could result in any of the conditions to the Issuer's obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement (whether or not theretofore terminated), the Offer, the Merger (as defined below) or the Stock Purchase Agreement.

         The total amount of funds required by Purchaser to consummate the purchase of the Stockholders' Shares pursuant to the Stock Purchase Agreement and to pay related fees and expenses is estimated to be approximately $2.4 billion plus legal and certain other expenses. The funds will be provided from a combination of existing resources and from new borrowing arrangements. The new borrowing arrangements are expected to include one or more offerings of debt securities to investors in the capital markets or other borrowing arrangements. Such securities will be offered with terms and conditions customary for such offerings.

         References to, and descriptions of, the Offer, the Merger Agreement and the Stock Purchase Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stock Purchase Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.       PURPOSE OF TRANSACTION.

         The purpose of the Offer is for CSG to acquire all outstanding shares of Company Common Stock not held by the Stockholders. The beneficial ownership of the Stockholders' Shares is acquired pursuant to the Stock Purchase Agreement and following consummation of the transactions contemplated by the Stock Purchase Agreement, CSG shall acquire record and beneficial ownership of the Stockholders' Shares. The purpose of the merger to be consummated pursuant to the Offer (the "Merger") is for CSG to acquire through Purchaser all shares of Company Common Stock not beneficially owned by CSG. Upon consummation of the Merger, the Issuer will become an indirect subsidiary of CSG.

         Upon the purchase by Purchaser of the Company Common Stock pursuant to the Offer and the closing of the transactions contemplated by the Stock Purchase Agreement, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on DLJ's Board of Directors (the "Board") as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by Purchaser or any affiliate of Purchaser following such purchases bears to the total number of shares of Company Common Stock then outstanding, and the Issuer shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Issuer, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Issuer shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of
(a) each committee of the Board, (b) each board of directors of each subsidiary of the Issuer, and (c) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Merger becomes effective, the Issuer shall use its best efforts to ensure that
(a) at least two members of the Board and each committee of the Board and such boards and committees of the subsidiaries of the Issuer, as of the date hereof, who are not employees of the Issuer shall remain members of the Board and of such boards and committees and (b) such number of members of the Board shall be independent as required by the relevant rules of the New York Stock Exchange, Inc.

         If the Merger is consummated as planned, the Company Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and cease to be authorized to be listed on the New York Stock Exchange.

         References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stock Purchase Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stock Purchase Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a result of the Stock Purchase Agreement, CSG may be deemed to be the beneficial owner of 90,445,000 shares of Company Common
Stock, representing 70.63% of the outstanding shares of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Company Common Stock disclosed to CSG by the Issuer as outstanding as of August 30, 2000. CSG may be deemed to have shared power to vote the Shares with respect to those matters described above. However, CSG (i) is not entitled to any rights as a stockholder of DLJ as to the Stockholders' Shares and (ii) disclaims any beneficial ownership of the Stockholders' Shares which are covered by the Stock Purchase Agreement. CSG does not have the power to dispose of the Stockholders' Shares.

         Except as set forth herein, to the knowledge of CSG, no director or executive officer of CSG beneficially owns any other shares of the Issuer.

         (c) There have been no transactions by CSG in securities of the Issuer during the past sixty days. To the knowledge of CSG, there have been no transactions by any director or executive officer of CSG in securities of the Issuer during the past sixty days.

         (d) To the knowledge of CSG, the Stockholders have the right to receive dividends in respect of the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the exhibits and schedules thereto, and the Stock Purchase Agreement, to the knowledge of CSG, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of DLJ, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Diamond Acquisition Corp. and DLJ (incorporated by reference to exhibit (d)(1) of the Schedule TO filed by CSG on September 8, 2000).

         2. Stock Purchase Agreement, dated as of August 30, 2000, among CSG, AXA, AXA Financial, Inc., The Equitable Life Assurance Society of the United States and AXA Participations Belgium (incorporated by reference to exhibit (d)(2) of the Schedule TO filed by CSG on September 8, 2000).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2000

                                                CREDIT SUISSE GROUP

                                                By  /s/ Joseph T. McLaughlin
                                                   ---------------------------
                                                   Name: Joseph T. McLaughlin
                                                   Title: Attorney-in-Fact

                                                By  /s/ Richard E. Thornburgh
                                                   ---------------------------
                                                   Name: Richard E. Thornburgh
                                                   Title: Attorney-in-Fact

                                                                      SCHEDULE I

             DIRECTORS AND EXECUTIVE OFFICERS OF CREDIT SUISSE GROUP

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Credit Suisse Group. Unless otherwise indicated under such person's name, such person is a citizen of Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with CSG.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
    NAME AND CURRENT BUSINESS ADDRESS             DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
    ---------------------------------       -------------------------------------------------------------------
Lukas Muhlemann                             Chairman of CSG since May 2000. Chief Executive Officer and member
Credit Suisse Group                         of the Executive Board of CSG since January 1997. Director of CSG
Paradeplatz 8, P.O. Box 1                   since December 1996. Chairman of the Board of Directors of Credit
CH 8070 Zurich, Switzerland                 Suisse First Boston, Uetlibergstrasse 231, 8045 Zurich,
                                            Switzerland, since March 2000 and Director since December 1996.
                                            Chairman of the Board of Credit Suisse since March 2000 and
                                            Director since December 1996. Chief Executive Officer and Managing
                                            Director of Swiss Reinsurance Company, Mythenquai 50/60, 8022
                                            Zurich, Switzerland, from 1994 to 1997 and Vice Chairman of the
                                            Board of Directors since November 1996. Director of SAir Group,
                                            Hirschengraben 84, 8000 Zurich, Switzerland, since September 1994.
                                            Director of Assurances Generales de France, 87, Rue de Richelieu,
                                            75113 Paris France, from 1995 to 1996. Director of SAFR, Societe
                                            Anonyme Francaise de Reassurance, Paris, France, from 1995 to 1996.
                                            Director of SAFC, Societe Francaise d'Assurance de Credit, 1, Rue
                                            Euler, 75008, Paris, France, from 1995 to 1996. Director of Credit
                                            Suisse Financial Products, One Cabot Square, London E14 4QJ, United
                                            Kingdom, from 1995 to 1995.

Thomas Walter Bechtler                      Director of CSG since May 1997. Director of Credit Suisse since
Zellweger Luwa Group                        1997. Director of Credit Suisse First Boston, Uetlibergstrasse 231,
P.O. Box 8700                               8045 Zurich, Switzerland, since 1997. Chairman of the Board of
Kusnacht, Switzerland                       Directors of Zellweger Luwa Group, Wilstrasse 11, 8610 Ulster,
                                            Switzerland, since 1994. Director of Typon AG, Dammstrasse 26, 3400
                                            Burgdorf, Switzerland, from 1995 to 1997. Director of Swiss
                                            Reinsurance Company, Mythenquai 50/60, 8022 Zurich, Switzerland,
                                            since 1993. Chairman of the Board of Schiesser Group AG,
                                            Chirchhofplatz 5, 8260 Stein am Rhein, Switzerland, since 1992.
                                            Director of Robert Bosch, Internationale Beteiligungen AG,
                                            Hohlstrasse 188, 8021 Zurich, Switzerland, since 1991. Vice
                                            Chairman of the Board of Sika Finanz AG, Zugestrasse 50, 6340 Baar,
                                            Switzerland, since 1989. Director of Bucher Industries, 8166
                                            Niederweningen, Switzerland, since 1987. Director of Conzzetta
                                            Holding AG, Giesshubelstrasse, 8045

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
    NAME AND CURRENT BUSINESS ADDRESS             DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
    ---------------------------------       -------------------------------------------------------------------
                                            Zurich, Switzerland, since 1987. Chairman of the Board of Heer &
                                            Co. AG, Kirchbodenstrasse 88, 8800 Thalwil, Switzerland, since
                                            1986. Chairman of the Board of Hesta Immobilien AG, 8047 Zurich,
                                            Switzerland, since 1984. Vice Chairman of the Board and Chief
                                            Executive Officer of Hesta AG and Hesta Tex ARS, Baarerstrasse 101,
                                            6302 Zug, Switzerland, since 1982.

Peter Brabeck-Letmathe                      Director of CSG since May 1997. Director of Credit Suisse since
Nestle S.A.                                 February Director of Credit Suisse First Boston, Uetlibergstrasse
Avenue Nestle 55                            231, 8045 Zurich, Switzerland, since February 1999. Chief Executive
1800 Vevey                                  Officer and Director of Nestle S.A., Avenue Nestle 55, 1800 Vevey,
Switzerland                                 Switzerland, since June 1997. Director of Roche Holding S.A.,
Citizenship: Austria                        Grenzacherstrasse 124, 4000 Basel, Switzerland, since May 2000.
                                            Director of Gesparal S.A., Paris, France, since June 1997. Director of L'Oreal S.A., Paris, France, since June 1997. Chairman of the
                                            Board of Directors of Oesterreichische Nestle GmbH, Vienna,
                                            Austria, from October 1993 to May 1998 and Director from May 1993 to May 1999.

Philippe Rene Paul Bruggisser               Director of CSG since May 1999. President and Chief Executive
SAir Group                                  Officer of SAirGroup, Hirschengraben 84, 8000 Zurich, Switzerland,
8058 Zurich, Switzerland                    since January 1997. Chief Operating Officer and Deputy President of
                                            Swissair Group, Hirschengraben 84, 8000 Zurich, Switzerland, from
                                            January 1996 to December 1996 and member of Executive Management of
                                            Swissair Group from January 1995 to December 1995. Chairman of the
                                            Board of SAirLines AG, Hirschengraben 84, 8000 Zurich, Switzerland,
                                            since December 1997. Chairman of the Board of SAirServices AG,
                                            Hirschengraben 84, 8000 Zurich, Switzerland, since June 1996.
                                            Chairman of the Board of SAirLogistics Balz-Zimmerman-Str., 8302
                                            Kloten Zurich, Switzerland, since March 1996. Chairman of the Board of SAirRelations AG, Hirschengraben 84, 8000 Zurich, Switzerland,
                                            since June 1996. Chairman of the Board of Swissair Schweizerische
                                            Luftverkehr-AG, Balz-Zimmerman-Str., 8302 Kloten, Switzerland,
                                            since May 1997. Chairman of the Board of Crossair AG,
                                            Elisabethenstrasse 15, 4051 Basel, Switzerland, since June 1996.
                                            Chairman of the Board of Flightlease AG, Balz-Zimmermann-Str., 8302
                                            Kloten, Switzerland, since July 1997. Director of Austrian Airlines
                                            AG, Fontanastrasse 1, 1107 Vienna, Austria, since June 1996.
                                            Director of Sabena, Avenue Mouneirlaan, 1200 Brussels, Belgium,
                                            since June 1996. Director of Cargolux International SA, Luxembourg
                                            Airport, 2990 Luxembourg, Luxembourg, since September 1997.
                                            Director of South African Airways, Airway Park, 1627, Johannesburg,
                                            South Africa, since January 2000. Director of RUAG, Stauffacher
                                            Strasse 65 3000 Bern, Switzerland, since December 1998.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
    NAME AND CURRENT BUSINESS ADDRESS             DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
    ---------------------------------       -------------------------------------------------------------------
Marc-Henri Chaudet                          Director of CSG since 1997. Director of Credit Suisse since 1998.
Avenue Paul-Ceresole 3                      Director of Credit Suisse First Boston, Uetlibergstrasse 231, 8045
P.O. Box 316                                Zurich, Switzerland, since 1998. Chairman of the Board of Orof Food
1800 Vevey, Switzerland                     S.A., Grand-Rue 11, 1204 Geneva, Switzerland, since 1999. Director of Compagnie Vaudoise d' Electricite, 53, rue de Lausanne, 1110,
                                            Morges, Switzerland, since 1997. Director of Pargesa Holding S.A.,
                                            Grand-Rue 11, 1204 Geneva, Switzerland, since 1996. Director of
                                            EOS-Energie Ouest Suisse, Place de la Gare 12, 1001 Lausanne,
                                            Switzerland, since 1995. Director of AREMO S.A., 2, chemin du
                                            Bourdon, 1802 Corseaux, Switzerland, since 1988. Director of
                                            Transgaz S.A., 2, chemin du Bourdon, 1802 Corseaux, Switzerland, since 1986. Director of Romande Energie S.A., 118 rue du lac, 1815
                                            Clarens, Switzerland, since 1983. Director of Winterthur
                                            Assurances, General Guisan, Strasse 4, 8400 Winterthur,
                                            Switzerland, since 1983. Director of Winterthur Vie, General Guisan
                                            Strasse 4, 8400 Winterthur, Switzerland, since 1983. Director of
                                            Sagrave Holding S.A., Avenue Rhodanie 13, 1007 Lausanne,
                                            Switzerland, since 1976. Director of Orior Holding S.A., 3, rue de
                                            College, 1800 Vevey, Switzerland, since 1972. Director of STERN
                                            Compagnie S.A., 25, rue de la Bergere 217 Meyrin, Switzerland, from
                                            1996 to 2000. Director of OFA Orell Fussli Werbe A.G.,
                                            Holbeinstrasse 30, 8000 Zurich, Switzerland, from 1990 to 1999.
                                            Chairman of the Board of Caisse d'epargne du district de Vevey, 3,
                                            av. Paul Ceresole, 1800 Vevey, Switzerland, from 1968 to 1998.

Gerald Clark                                Director of CSG since May 1997. Vice Chairman of the Board and
Metropolitan Life Insurance Company         Chief Investment Officer of Metropolitan Life Insurance Company,
One Madison Avenue                          One Madison Avenue, New York, New York 10010-3690, since July 1998.
New York, New York 10010-3690               Director of Metropolitan Life Insurance Company since January 1997.
                                            Director of MetLife, Inc., One Madison Avenue, New York, New York
Citizenship: United States                  10010-3690, since April 2000. Senior Executive Vice-President and
                                            Chief Investment Officer of Metropolitan Life Insurance Company
                                            from December 1995 to April 1997. Executive Vice-President and
                                            Chief Investment Officer of Metropolitan Life Insurance Company
                                            from September 1992 to December 1995.

Arthur Walter Dunkel                        Director of CSG since 1994. Chairman of IDHEAP, 21, Rte de la
STIMENA                                     Maladiere, CH-1022 Chavannes-pres-Renens, Switzerland, since 1997.
56, Rue du Stand                            Chairman of Swiss Trade Initiative Middle East/North Africa
1204 Geneva, Switzerland                    (STIMENA), 56, rue du Stand, 1204 Geneva, Switzerland, since 1995.
                                            Director of Nestle, Avenue Nestle 55, 1800 Vevey, Switzerland,
                                            since 1994. Professor, Faculty of Economics, University of
                                            Fribourg, Misericorde, 1700 Fribourg, Switzerland.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
    NAME AND CURRENT BUSINESS ADDRESS             DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
    ---------------------------------       -------------------------------------------------------------------
John Michael Hennessy                       Chairman of Credit Suisse First Boston -- Private Equity, 11
Credit Suisse First Boston                  Madison Avenue, New York, New York 10010-3629, since January 1997.
11 Madison Avenue                           Chairman of the Executive Board and Chief Executive Officer of
New York, New York 10010-3629               Credit Suisse First Boston, Inc., 11 Madison Avenue, New York, New
                                            York 10010-3629, from 1989 to 1996. Director of Corning,
Citizenship: United States                  Incorporated, 1 Riverfront Plaza, Corning, New York 14831, since
                                            1989. Director of Long John Silver's, P.O. Box 11988, Lexington,
                                            Kentucky 40579, from 1997 to 1999. Director of Vitro S.A., Av.
                                            Ricardo Margain, Zozyaya 440, Garza Garza N.L., Monterrey, Mexico,
                                            from 1992 to 1996.

Walter Bruno Kielholz                       Director of CSG since May 1999. Director of Credit Suisse since
Swiss Reinsurance Company                   February 1999. Director of Credit Suisse First Boston,
Mythenquai 50/60                            Uetlibergstrasse 231, 8045 Zurich, Switzerland, since February
P.O. Box, 8022                              1999. Managing Director of the Board of Swiss Reinsurance Company,
Zurich, Switzerland                         Mythenquai 50/60, P.O. Box, 8022 Zurich, Switzerland, since June
                                            1998, Chief Executive Officer since January 1997, Member of the
                                            Executive Board Committee since April 1995 and member of the
                                            Executive Board since January 1993. Director of PartnerRe. Ltd.,
                                            106 Pitts Bay Road, Pembroke HM08, Bermuda, since August 1993.
                                            Director of Euler, 1, rue Euler, 75008, Paris, France, since April
                                            1996.

Lionel Irwin Pincus                         Director of CSG since May 1999. Chairman and Chief Executive
E.M. Warburg, Pincus & Co., LLC             Officer of E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue,
466 Lexington Avenue                        New York, New York 10017-3147, since 1970.
New York, New York 10017-3147

Citizenship: United States

Thomas Max Schmidheiny                      Director of CSG since 1989. Director of Credit Suisse from 1982 to
Holderbank Financiere Glaris Ltd.           1996. Chairman of the Board and the Executive Committee of
Zurchstrasse 156                            Holderbank Financiere Glaris Ltd., Zurchstrasse 156, 8645 Jona,
8645 Jona, Switzerland                      Switzerland, since 1984. Director of SAir Group, Hirschengraben 84,
                                            8000 Zurich, Switzerland, since 1980 and Vice-Chairman of SAirGroup since 1994. Director of Think Tools AG, Genferstrasse 21, 8002
                                            Zurich, Switzerland, since 1999. Director of Xstrata AG,
                                            Bahnhofstrasse 2, 6301 Zug, Switzerland, since 1997.

Verena Spoerry                              Director of CSG since 1997. Director of Credit Suisse Holding from
Claridenstrasse 3                           1986 to 1996. Director of Credit Suisse from 1986 to 1996. Member
8810 Horgen                                 of the Swiss Council of States, Bundeshaus Parlamentesgebaude,
Switzerland                                 CH-3003 Bern, Switzerland, since 1996. Member of the Swiss National
                                            Council, Bundeshaus Parlamentesgebaude, CH-3003 Bern, Switzerland,
                                            from 1983 to 1995. Director of Nestle S.A., Avenue Nestle 55,1800
                                            Vevey, Switzerland, since 1992. Director of SAirGroup,
                                            Hirschengraben 84, 8000 Zurich, Switzerland, since 1988. Director of SV Service AG, Neumunsterallee 1, 8008 Zurich,

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
    NAME AND CURRENT BUSINESS ADDRESS             DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
    ---------------------------------       -------------------------------------------------------------------
                                            Switzerland, since 1999. Director of Zurich Versicherungen,
                                            Mythenquai 2, 8002 Zurich, Switzerland, from 1986 to 1996. Director of Zurich Leben, Mythenquai 2, 8002 Zurich, Switzerland, from 1986 to 1996. Director of Hatt-Haller AG, Hochund Tiefbau, 8055 Zurich,
                                            Switzerland, from 1992 to 1998. Director of Hatt-Haller Immobilien,
                                            8055 Zurich, Switzerland, from 1992 to 1998.

Aziz Rodni Daoud Syriani                    Director of CSG since 1998. Director of Credit Suisse First Boston,
The Olayan Group                            Uetlibergstrasse 231, 8045 Zurich, Switzerland, from December 1995
111 Poseidonos Avenue                       to May 1998. President of The Olayan Group, 111 Poseidonos Avenue,
P.O. Box 70228                              P.O. Box 70228, Glyfada, Athens 16610, Greece.
Glyfada, Athens 16610, Greece

Citizenship: Canadian

Daniel Lucius Vasella                       Director of CSG since May 1997. Director of Credit Suisse since
Novartis International AG                   June 2000. Director of Credit Suisse First Boston, Uetlibergstrasse
Lichtstrasse 35,                            231, 8045 Zurich, Switzerland, since June 2000. Chief Executive
4002 Basel, Switzerland                     Officer of Novartis AG, Lichtstrasse 35, 4002 Basel, Switzerland,
                                            since December 1996 and Chairman since April 1999. Chief Executive
                                            Officer, Chief Operating Officer and various management positions of Sandoz AG, 4002 Basel, Switzerland, from 1988 to 1996.

Hans-Ulrich Doerig                          Vice-Chairman of the Executive Board of CSG since January 1998.
Credit Suisse Group                         Chairman and Chief Executive Officer of Credit Suisse First Boston,
Paradeplatz 8, P.O. Box 1                   Uetlibergstrasse 231, 8045 Zurich, Switzerland, from January 1997
CH 8070 Zurich, Switzerland                 to December 1997. President of the Executive Board of
                                            Schweizerische Kreditanstalt, Paradeplatz 8, Zurich, Switzerland,
                                            from 1993 to December 1996. Director of Xerox AG,
                                            Thurgauerstrasse 50, 8050 Zurich, Switzerland, since May 1983.
                                            Director of Coca-Cola AG, 8308 Bruttisellen, Switzerland, since
                                            June 1983. Director of Credit Suisse First Boston
                                            International, 1 Cabot Square, London E14 4QJ, United Kingdom,
                                            since January 1990. Director of HIAG Holding AG, Ibelweg 18,
                                            6340 Baar, Switzerland, since April 1991. Director of Hesta AG,
                                            Baarerstrasse 101, 6302 Zug, Switzerland, since November 1993.
                                            Director of Hesta Tex AG, Baarerstrasse 101, 6302, Zug,
                                            Switzerland, since June 1995. Director of Novartis AG,
                                            Lichtstrasse 35, 4002 Basel, Switzerland, since April 1996.
                                            Director of Credit Suisse First Boston Private Equity,
                                            Bahnhofstrasse 17, 6300 Zug, Switzerland, since March 1997.
                                            Director of Hotel Savoy Baur-en-ville, Poststrasse 12, 8001
                                            Zurich, Switzerland, since April 1997. Director of Credit
                                            Suisse Group Services, Bahnhofstrasse 17, 6300 Zug,
                                            Switzerland, from January 1983 to April 1996. Director of
                                            Clariant AG, Rothausstrasse 61 ,4132 Muttenz, Switzerland, from
                                            July 1995 to June 1996. Director of Konsum Verein

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
    NAME AND CURRENT BUSINESS ADDRESS             DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
    ---------------------------------       -------------------------------------------------------------------
                                            Zurich, Thiersteinerallee 12, 4002 Basel, Switzerland, from May
                                            1991 to May 1997. Director of Swiss American Corporation, 100 Wall
                                            Street, New York, New York 10005, from April 1982 to June 1997.
                                            Director of Swiss American Securities, Inc., 100 Wall Street, New
                                            York, New York 10005, from April 1982 to June 1997. Director of
                                            Societe Luxembourgeoise de Centrales Nucleaires S.A., 2, Rue Pierre
                                            d'Aspelt, 1142 Luxembourg, from May 1983 to July 1997. Director of
                                            Kraftwerk Laufenburg, P.O. Box, 5080 Laufenburg, Switzerland, from
                                            June 1990 to January 1998. Director of Elektrizitats-Gesellschaft
                                            Laufenburg AG, P.O. Box, 5080 Laufenburg, Switzerland, from January
                                            1993 to January 1998. Director of Kraftubertragungswerke
                                            Rheinfelden AG, Rheinbruckestrasse 5/7, 79618 Rheinfelden, Germany,
                                            from January 1991 to January 1998. Director of Elektrowatt AG,
                                            Bellerivestrasse 36, 8034 Zurich, Switzerland, from October 1987 to
                                            February 1998. Director of Coca-Cola AG, Stationsstrasse 33, 8306
                                            Bruttisellen, Switzerland, from February 1988 to September 1998.
                                            Director of Alusuisse-Lonza Group AG, Feldeggstrasse 4, 8000
                                            Zurich, Switzerland, from April 1988 to May 1999. Director of EXOR
                                            Group Societe Anonyme, 2, Boulevard Royal, 2953 Luxembourg, from
                                            June 1984 to June 1999.

Philip M. Colebatch                         Director of CSG since August 1993. Member of the Executive Board of
Credit Suisse Asset Management              CSG since December 1994. Chief Executive Officer of Credit Suisse
Beaufort House                              Asset Management, Beaufort House, 15, St. Botolph Street, London,
15, St. Botolph Street                      EC3A 7JJ U.K., since January 1997. Director of Capital Union, E.C.,
London, EC3A 7JJ U.K.                       P.O. Box 32514, Dubai, United Arab Emirates, since January 1997.
                                            Chairman and Director of CS Trust and Banking Co. Ltd, Shiroyama
Citizenship: Australia                      Hills, Tokyo 105-6025, Japan, since September 1997. Chairman and
                                            Director of Credit Suisse Asset Management Ltd, Shiroyama Hills,
                                            Tokyo 105-6025, Japan, since January 1999. Chairman of Credit
                                            Suisse Asset Management (Australia) Ltd., Level 32 Gateway, Sydney
                                            NSW 2000, Australia, since January 1997. Chairman of Credit Suisse
                                            Asset Management (UK) Holding Ltd., Beaufort House, 15, St. Botolph
                                            Street, London, EC3A 7JJ U.K., since January 1997.

Rolf Dorig                                  Chief Executive Officer of Credit Suisse Banking, Paradeplatz 8,
Credit Suisse Banking                       8070 Zurich, Switzerland, since April 2000. Chief of Staff and
Paradeplatz 8, P.O. Box 1                   Chief Communications Officer of CSG from January 1997 to March
CH 8070 Zurich, Switzerland                 2000. Head of Domestic Banking Region for retail, private and corporate banking of Schweizerische Kreditanstalt, Paradeplatz 8,
                                            P.O. Box 1, 8070 Zurich, Switzerland, from 1993 to December 1996.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
    NAME AND CURRENT BUSINESS ADDRESS             DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
    ---------------------------------       -------------------------------------------------------------------
Oswald J. Grubel                            Chief Executive Officer of Credit Suisse Private Banking and member
Credit Suisse                               of the Executive Board of CSG since March 1998. Member of the
Paradeplatz 8, P.O. Box 1                   Executive Board and Head of Global Trading Credit of Credit Suisse
CH 8070 Zurich, Switzerland                 First Boston from January 1997 to February 1998.

Citizenship: Germany

Philip K. Ryan                              Chief Financial Officer and member of the Executive Board of CSG
Credit Suisse Group                         since April 1999. Chief Financial Officer and member of the
Paradeplatz 8, P.O. Box 1                   Operations Committee of Credit Suisse Asset Management, Beaufort
CH 8070 Zurich, Switzerland                 House, 15 St. Botolph Street, London EC3A 7JJ United Kingdom, from
                                            1997 to March 1996. Managing Director, Investment Banking Financial
Citizenship: United States                  Institutions Group of Credit Suisse First Boston, 11 Madison
                                            Avenue, New York, New York, 10010, from 1985 to 1996. Chairman of the Board of Credit Suisse Group Services AG, c/o Credit Suisse
                                            Group, Bahnhofstrasse 17, 6300 Zug, Switzerland, since May 1999.
                                            Chairman of the Board of CS Holding Finance B.V., Johannes
                                            Vermeerstraat, 1071 DK, Amsterdam, Netherlands, since January 1999.
                                            Chairman of the Board of Inreska Limited, IRM House, Le Bordage,
                                            St. Peter Port, Guernsey GY1 1BR since April 1999. Chairman of the
                                            Board of PE Portfolio Investment Holding, Zug, Switzerland, since
                                            May 1999.

Richard E. Thornburgh                       Vice Chairman of the Executive Board, Chief Financial Officer and
Credit Suisse First Boston                  Director of Credit Suisse First Boston, 11 Madison Avenue, New
11 Madison Avenue                           York, New York 10010 since April 1999 and member of the Executive
New York, New York 10010                    Board since May 1995. Member of the Executive Board since January
                                            1997 and Chief Financial Officer of CSG from January 1997 to April
Citizenship: United States                  1999. Managing Director of Credit Suisse First Boston since 1987.
                                            Chairman of the Board of Credit Suisse Group Services,
                                            Bahnhofstrasse 17, 6300 Zug, Switzerland, from February 1997 to May
                                            1999.

Thomas Wellauer                             Member of the Executive Board of CSG since October 1997. Chief
Winterthur Insurance Company                Executive Officer of Winterthur Insurance Company, General
General Gusian-Strasse 40                   Gusian-Strasse 40, 8401 Winterthur, Switzerland, since October
8400 Winterthur, Switzerland                1997. Director of McKinsey & Company, Alpenstrasse 3, 8065 Zurich,
                                            Switzerland, from 1996 to 1997; Principal of McKinsey & Company,
                                            Alpenstrasse 3, 8065 Zurich, Switzerland, from 1991 to 1996.
                                            Chairman of Credit Suisse Italy S.p.A., Via Mengoni 4, 20121 Milan,
                                            Italy, since 1999. Member of the Advisory Board of IBM Europe
                                            Middle East Africa, Paris S.A., 2, Avenue Gambetta, 92006 Paris,
                                            France, since 1999. Director of Syngenta AG, 4000 Basel,
                                            Switzerland, since 2000. Director of INA Istituto Nazionale delle
                                            Assicurazioni S.p.A., Via Sallustiana 51, 00187 Rome, Italy, from
                                            April 1999 to December 1999.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
    NAME AND CURRENT BUSINESS ADDRESS             DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
    ---------------------------------       -------------------------------------------------------------------
Allen D. Wheat                              Chairman of the Executive Board and Chief Executive Officer of
Credit Suisse First Boston                  Credit Suisse First Boston, 11 Madison Avenue New York, New York
11 Madison Avenue                           10010, since 1998 and President and Chief Operating Officer of
New York, New York 10010-3629               Credit Suisse First Boston from 1993 to 1998. Chairman of Credit
                                            Suisse Financial Products, One Cabot Square, London E14 4QJ, United
Citizenship: United States                  Kingdom, from 1996 to 1999. Executive Vice Chairman of the Board of
                                            Credit Suisse Financial Products from 1995 to 1996. President and
                                            Chief Executive Officer of Credit Suisse Financial Products from
                                            1990 to 1995.

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Diamond Acquisition Corp. and DLJ (incorporated by reference to exhibit (d)(1) of the Schedule TO filed by CSG on September 8, 2000).

2. Stock Purchase Agreement, dated as of August 30, 2000, among CSG, AXA, AXA Financial, Inc., The Equitable Life Assurance Society of the United States and AXA Participations Belgium (incorporated by reference to exhibit (d)(2) of the Schedule TO filed by CSG on September 8, 2000).